Mail Stop 3561

August 30, 2006

Via Fax & U.S. Mail

Mr. Eric Langan, Chief Executive Officer
Rick's Cabaret International, Inc.
10959 Cutten Road
Houston, Texas 77066

      Re: Rick's Cabaret International, Inc.
             Form 10-KSB/A for the fiscal year ended September 30, 2005
             Filed January 27, 2006
             Form 10-QSB for the fiscal quarter ended March 31, 2006
             Filed May 15, 2006
             Form 10-QSB for the fiscal quarter ended June 30, 2006
             Filed August 11, 2006
             File No. 001-13992

Dear Mr. Langan:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB/A for the fiscal year ended September 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 15
General

1.   Please revise future filings to more clearly address known trends, events,
        demands, commitments and uncertainties that are reasonably likely to have a
        material effect on financial condition and operating performance. For example,
        we note from page 11 the ongoing legal proceeding with the city of Houston and
        the uncertainty regarding the permits for several of your clubs. Although an
        appeals decision was expected in June 2006, we note no disclosure in MD&A to
        address the outcome and the impact this decision will have on your financial
        condition and results of operations. Also, please similarly address these items
        within MD&A of your interim reports filed on Form 10-QSB.

Liquidity and Capital Resources, page 27

2.   We note your disclosure of key performance indicators such as revenue growth,
        mix of sales revenue, cash flow, profitability from operations, and levels of long-
        term debt. Please revise future filings to expand your disclosures to provide a
        quantitative analysis of how the company is performing against these measures
        and include details on the scales used to determine the company's performance
        using these measures. Furthermore, please include information about the quality
        of and potential variability of, the Company's earnings and cash flows, so that
        investors can ascertain the likelihood that past performance is indicative of future
        performance. Refer to SEC Release No. 33-8350.

Growth Strategy, page 27

3.   Please revise future filings to include more specific plans concerning your actual
        plans for growth rather than discussing strategies the company "may" employ.
        Your revised disclosures should identify and disclose known trends, events,
        demands, commitments and uncertainties that are reasonably likely to have a
        material effect on financial condition and operating performance.

Balance Sheet, page F-3

4.   We note the presentation of "net assets of discontinued operations" on the face of
        your consolidated balance sheet. For future reference, please note that net
        presentation of assets and liabilities held for sale is not acceptable. In accordance

with paragraph 46 of SFAS No. 144, assets and liabilities of a disposal group classified as held for sale should be presented separately in the asset and liability sections, respectively, and should not be offset and presented as a single amount. Please confirm to us your understanding of the guidance.

Consolidated Statements of Income, page F-4

5.   Other Operating Expenses comprise approximately 18% of total operating expenses. Please revise future filings to discuss the components of this line item in the notes to the financial statements, including any significant accounting policies associated with any of its material components. Also, your MD&A should address material changes in this "other operating expenses" category, including the drivers of the change by component over prior year.

Notes to Consolidated Financial Statements, page F-8
Note B. Summary of Significant Accounting Policies, page F-8
Accounts and Notes Receivable, page F-9

6.   Your disclosure indicates that you have no recorded allowance against notes receivable as of September 30, 2005 and 2004. However, we note from page 7 of the business section that you have $70,000 due from Taurus Entertainment Companies since 2003 and that Taurus is not current in its payment obligations. Please tell us and revise your notes to disclose why amounts related to this note receivable are not considered uncollectible and fully reserved. Your response and revised disclosure should include unpaid amounts at each fiscal year end.

Revenue Recognition, page F-10

7.   We note that you record subscription revenue from internet memberships when you receive notification of new monthly subscribers. Please clarify for us and in the notes how customers are charged for access to your online internet sites if they should decided to continue for periods greater than a month. Further, tell us whether such fees are refundable and if so, how you account for the refundability of the fees within your financial statements. Please include in your response any allowances for refunds you record, if applicable.

Note D. Goodwill and Intangible Assets, page F-14

8.   Please provide us with further details concerning the licenses with indefinite useful lives recorded in your financial statements for the year ended September

30, 2005. Specifically address how you determined that the useful life of these licenses has an indefinite period over which the assets are expected to contribute directly or indirectly to your future cash flows. We note similar sexually oriented business licenses on page 11 that have since expired. Refer to SFAS 142, paragraph 11.

Note E. Long-term Debt, page F-16

9.   We note from your disclosure that you entered into a secured convertible debenture with one of your shareholders for $660,000 at a conversion price of $3.00 per share at the option of the holder, and in connection, with the debenture you also issued 50,000 detachable warrants at $3.00 per share. We also note that you have valued the debt discount at $106,656 using the Black-Scholes options-pricing model of which you have recorded $5,925 as interest expense for the year ended September 30, 2005. Based on your disclosures, it appears that you are amortizing the entire amount over the term of the note. Please note that EITF No. 00-27 provides guidance on how to determine whether a convertible instrument contains a beneficial conversion feature when it has been issued with other detachable instruments. It discusses that an issuer should first allocate the proceeds to the convertible debt and warrants on relative fair value basis and then the Issue 98-5 model should be applied using an effective conversion price. In this regard, please provide us with your calculation for determining the beneficial conversion feature and tell us how your accounting treatment complies with EITF No. 98-5 and EITF No. 00-27. Further, it appears that the convertible notes payable are convertible at the date of issuance. If so, the debt discount related to the beneficial conversion feature should be charged immediately to interest expense rather than amortized over the term of the loan. Please advise or revise your financial statements as appropriate. Also, tell us how you determined the fair value of the warrants and provide us with the assumptions used in your calculations. We may have further comment upon receipt of your response.

Note N. Acquisitions and Dispositions, page F-26

10.   We note that under certain circumstances, the company may have obligations to purchase its stock from the holder of a promissory note or to elect for the holder to sell the company's shares and pay any deficiency between the amount at which the holder sells the stock and the actual value of the shares for any particular month. Please tell us how you have accounted for this obligation within your financial statements and tell us how your accounting treatment for this obligation complies with the guidance prescribed in SFAS 133, SFAS 158 and EITF 00-19. Please provide us with the specific accounting literature which supports your conclusions. We may have further comments after reviewing your response.

11.   Also, please revise your disclosures under Note N to clarify the payment terms of the $235,000 Note Receivable issued by the purchasers of RCI Ventures, Inc. on September 30, 2004.

12.   We note that, in connection with your acquisition of the nightclub located in Charlotte, North Carolina, you issued 180,000 shares of restricted common stock valued at $675,000 as partial consideration for the acquisition. In this regard, please tell us the nature of the restriction(s) on the shares of common stock and how such shares were valued in the acquisition. Your response should address how your treatment complies with the guidance outlined in EITF No. 99-12. We may have further comment upon receipt of your response.

Form 10-QSB for the fiscal quarter ended March 31, 2006

Consolidated Statements of Cash Flows, page 4

13.   We note that you have revised your presentation of cash flows from discontinued operations in compliance with the SEC staff position as detailed in the Center for Public Company Audit Firms Alert #90, issued February 15, 2006. However, we note no related disclosures concerning the change in accounting. Please revise your 10-QSB to include a marginal heading on the face of the cash flow statement that the cash flows from discontinued operations have been revised or restated. Please note that your financial statement footnote 3 regarding reclassifications is not acceptable disclosure with regards to this misapplication of SFAS 95 accounting. You should also include specific footnote disclosure regarding the revision.

Form 10-QSB for the fiscal quarter ended June 30, 2006

Consolidated Statements of Cash Flows, page 4

14.   Please clarify for us the nature of the line item "issuance of warrants" under cash flows from operating activities. If the issuance of warrants of $26,664 relates to the amortization of the note discount, please revise future filings to clearly indicate so. Otherwise, please tell us and disclose the facts and circumstances surrounding the issuance of warrants. Further, revise future filings to include an equity footnote that clearly explains all equity issuances during each quarter reported.

15.   We note the line items related to notes receivable under cash flows from investing activities. Please clarify the nature of the note receivable and why these payments

and issuance are appropriately classified as a component of investing activities rather than operating or financing.

Note 10. Acquisitions and Dispositions, page 12

16.   Reference is made to your acquisition of the real property where you currently operate Rick's Sports Cabaret in Houston, Texas. We note that you have classified the 160,000 shares of restricted common stock valued at $800,000 as temporary equity at June 30, 2006. In this regard, please tell us why you believe your accounting treatment is appropriate and provide us with the specific accounting guidance which supports the basis for your conclusions. Your response should address why you believe that the seller's put right to have the Company buy the shares back at $5.00 per share or sell such shares in the open market does not represent a financial instrument which should be classified as a liability under paragraph 11 of SFAS No. 150. Also, tell us whether you are required to pay the difference should the seller be unable to sell shares of your common stock on the open market for at least $5.00 per share and provide us with a copy of the purchase agreement which stipulates the payment terms. We may have further comment upon receipt of your response.

17.   Also, please tell us how you determined the fair value of the 160,000 shares of restricted common stock valued at $800,000 that were issued during the quarter ended June 30, 2006 as partial consideration for the acquisition of the real property located Houston Texas.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief